Item 77.Q3



Dreyfus Investment Portfolios

At the April 13, 2000 Board Meeting of the Dreyfus Investment Portfolios (the "Trust"), the Board members approved the termination of Bond Market Index Portfolio (Series No. 7) as a separate series of the Trust. Bond Market Index Portfolio was never offered to the public and does not have any shareholders or assets.